Park Sterling Corporation

1043 Morehead Street, Suite 201

Charlotte, NC 28204

November 19, 2015

VIA EDGAR AND EMAIL

Christian Windsor, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:          Park Sterling Corporation

Registration Statement on Form S-4

Filed October 23, 2015

File No. 333-207595

Dear Mr. Windsor:

On behalf of Park Sterling Corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated November 13, 2015 addressed to the Company with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on October 23, 2015 (the “Registration Statement”). For your convenience, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.

1.

Please revise the cover page in order to indicate the total merger consideration that will be paid in this transaction. This should include consideration paid in connection with the payout of outstanding First Capital options and warrants.

In response to the Staff’s comment, the Company has revised the Registration Statement on the cover page to include the required disclosure.

2.

Please revise your registration statement to remove the assumptions that the merger will qualify as reorganization. You will have received a tax opinion from counsel prior to the effectiveness of this registration statement opining that the merger will qualify as a reorganization. Also, the tax opinion filed under Item 601(b)(8) of Regulation S-K should not assume any legal conclusions necessary for counsel to render its opinion on the tax consequences of the merger. Refer to Section III. C. 3. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the assumptions that the merger will qualify as a reorganization. Additionally, the Company confirms its understanding that any tax opinion filed under Item 601(b)(8) of Regulation S-K should not assume any legal conclusions necessary for counsel to render its opinion on the tax consequences of the merger.

Christian Windsor

Securities and Exchange Commission

November 19, 2015

3.

Please delete the sentence in the middle of page 82 that instructs the reader that the Merger Agreement is “only to provide you with information regarding its terms and conditions.” Please revise to remove the implication that the merger agreement does not constitute disclosure about the company.

In response to the Staff’s comment, the Company has revised the Registration Statement to delete the sentence on page 82 instructing the reader that the Merger Agreement is described in the Registration Statement and included in Appendix A “only to provide [the reader] with information regarding its terms and conditions.”

4.

Please include the consulting agreement you intend to enter into with Mr. Presley as an exhibit to your registration statement. In addition, please file your other exhibits as soon as possible so we may review those documents as well.

The Company notes that it no longer intends to enter into a consulting agreement with Mr. Presley. However, First Capital Bancorp, Inc. has entered into a consulting agreement with Mr. Presley in connection with the latter’s resignation as chief executive officer, and a copy of such consulting agreement has been filed as an exhibit to the Registration Statement. Additionally, the Company has filed all other exhibits with the Registration Statement.

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call the undersigned at (704) 323-4302 or Chris Scheurer at McGuireWoods LLP at (704) 343-2174.

Very truly yours,

/s/ David L. Gaines

David L. Gaines

Executive Vice President and
Chief Financial Officer

cc:           James Cherry

Chris Scheurer